FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No.1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: GFI
NYSE Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or the "Company")
Announcement of the closing date of the offer to acquire
the entire issued share capital of Western Areas Limited,
finalization of the offer consideration and no increase to
offer consideration.
1. Introduction
On 11 September 2006 Gold Fields issued an announcement
detailing the terms of the offer by Gold Fields to acquire
the entire issued share capital of Western Areas Limited
(“Western Areas”) (other than those shares already held by
Gold Fields and JCI Limited (together with its subsidiaries
“JCI”))("the offer").
2. Terms of the offer
In terms of the offer, the consideration payable is 35
ordinary shares in Gold Fields (“Gold Fields shares”) for
every 100 ordinary shares held in Western Areas (“Western
Areas shares”). Western Areas shareholders were advised on
23 November 2006 that the only remaining condition
precedent to the offer had been fulfilled.
3. No increase to the offer
Western Areas shareholders are advised that Gold Fields
will not be increasing the offer of 35 ordinary Gold Fields
shares for every 100 ordinary shares held in Western Areas.
4. Closing date of the offer
Shareholders are advised that as at 17:00 on 7 December
2006, valid acceptances of the offer have been received in
respect of a total of 56,445,831 Western Areas shares (66%
of the offer shares). Combined with the 66,122,050 Western
Areas shares already held by Gold Fields, these shares will
give Gold Fields an effective voting interest of 75.8 % in
Western Areas.

5. The Western Areas Derivative Structure
It has been public knowledge for some time that in 2001
Western Areas entered into a long-dated derivative
structure (“the derivative structure”) in respect of gold
production from South Deep. Under the terms of the
derivative structure a change in control of Western Areas
without the consent of the derivative counterparties
constitutes an event of default by Western Areas which may
entitle the counterparties to close out the positions under
the derivative structure. The latest available published
marked to market value on a close out of the derivative
structure including the deferred premium is negative R3.88
billion.
In anticipation of acquiring control of Western Areas, Gold
Fields took the following actions:
(a) requested Western Areas to seek the consent of the
three derivative counterparties to the change of
control;
(b) reached an agreement with two of the
counterparties namely Investec Bank Limited
(“Investec”) and Barclays Bank PLC
(“Barclays”) (Barclays having recently acquired one of
the previous counterparties position under the
derivative structure) and hence thereby becoming a SAT
participant the salient principles of which are that
they would vote in favour of waiving such change of
control and that they will not, provided Gold Fields
retains control of Western Areas for a period
commencing on 7 December 2006 and terminating on the
first anniversary of the date on which Gold Fields
acquires control of Western Areas vote in favour of
any exercise of any of their rights following any
event of default or termination event whether pre-
existing or not and will not exercise such rights.
Barclays and Investec confirmed that they had
sufficient votes between them in terms of the
derivative structure to secure the required majority
to agree to the change of control and to agree not to
exercise their rights subject to the terms outlined in
this release. Accordingly Western Areas has now been
notified that the consent has been granted.

(c) In consideration for these undertakings Gold Fields
has agreed that it will subject to acquiring control
of Western Areas and subject further to any necessary
regulatory approvals it may require to do so, fund
(and/or procure one or more third parties to fund) any
cashflow shortfalls of Western Areas that arise during
the 12 month period commencing on the date upon which
Gold Fields acquires control of Western Areas which
result from the conduct by Western Areas of its
current business in the ordinary course including,
without limitation, the incurral of operating and
capital expenditure, the payment of taxes, and the
performance of scheduled delivery and payment
obligations under the derivative structure but
expressly excluding any cashflow shortfalls of Western
Areas which result from the exercise by any of the
counterparties of any rights against Western Areas
following any Event of Default or Termination Event
under the derivative structure whether as a result of
a Change of Control Event or otherwise and/or the
exercise against Western Areas by any of the
counterparties of any similar rights in respect of any
other liability or borrowing of Western Areas.
The terms upon which Gold Fields will fund or procure
funding for Western Areas will have to be agreed with the
Board of Western Areas.
Shareholders will be advised in due course of further
developments.
8 December 2006
Sponsor
JPMorgan
Financial advisers to Gold Fields
JPMorgan
Citigroup
Frankel Consulting
Legal advisers to Gold Fields
Edward Nathan Sonnenbergs
Linklaters

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 8 December 2006
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
Relations and Corporate Affairs